VITERRA™

Exemption #: 82-5037

October 20, 2009

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Viterra Inc.
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of two news releases that were filed on the Toronto Stock Exchange and provincial securities commissions.

Yours truly,

Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment

VITERRA™

For Immediate Release
Date: 30 September 2009.
Calgary, Alberta
Listed: TSX:VT ASX: VTA

Viterra announces renewal of wheat export licence for ABB Grain

Calgary, Alberta -- Viterra Inc. ("Viterra") and ABB Grain ("ABB"), a subsidiary of Viterra, announced today the renewal of ABB's wheat export licence from the accrediting authority, Wheat Exports Australia ("WEA").

"Viterra and ABB are pleased by the approval we received earlier this week from the Australian Competition & Consumer Commission and today's renewal of ABB's wheat export license. We expect to have a very strong export program in place to support our grower customers during the approaching shipping season, and to ensure we meet the growing demands of our many international customers," said Mr. Fran Malecha, Viterra's Chief Operating Officer.

"Viterra and ABB share enviable international reputations as reliable and innovative suppliers of quality wheat. It is our goal as we bring our companies together though integration to enhance our combined reputation by delivering quality ingredients to our overseas customers," said Mr. Malecha.

WEA initially granted wheat export accreditation to ABB in September 2008.

Forward-Looking Information
This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; currency risk; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

About Viterra
Viterra Inc. is a global food ingredients agribusiness headquartered in Canada. The Company has extensive operations and distribution capabilities across Western Canada, as well as in Australia and New Zealand, with Adelaide, Australia being Viterra's base for its Southeast Asian operations. Viterra also has offices and operations in the United States, Japan, Singapore, China, Switzerland, and a joint venture in Ukraine. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, food and malt processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between growers and destination customers. The Company's common shares are listed on the TSX under the symbol VT. In Australia, Viterra's Chess Depositary Interests (CDIs) are traded on the Australian Securities Exchange (ASX) under the symbol VTA.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors contact:

Colleen Vancha
Senior Vice-President,
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-5014

Media contacts:

Kenn Pearce
Media Manager
ABB Grain
(08) 8304 5105
kenn.pearce@abb.com.au

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc. (306) 569-4810
Peter.flengeris@viterra.ca
Website: http://www.viterra.ca

For Immediate Release
Date: October 20, 2009
Adelaide, Australia
Listed: TSX: VT ASX: VTA

ABB to Change its Brand to Viterra

Adelaide, Australia - Viterra Inc. is pleased to announce that it has formally launched the Viterra brand in Australia and New Zealand through the renaming of ABB Grain Ltd. ("ABB").

All of ABB's Australian and New Zealand operations will adopt the brand name Viterra. The Pastoral and Rural Services division will be renamed the Agri-products division, reflecting our commitment to grow this segment of the business. Viterra is Canada's leading crop inputs retailer, and we plan to leverage our experience and buying power to expand our Australian footprint and compete for a larger share of the growers' business.

The consumer product names in Australia such as Joe White Maltings, and NRM and PCL in New Zealand will be maintained, with a decision to follow after a further review. A full rebranding initiative is scheduled to occur over the next several months.

"Viterra stands for 'Life from the Land', and conveys the energy and vitality of our people and our customer relationships at home and around the world," said Mr. Fran Malecha, Viterra's Chief Operating Officer and acting president for Australia/New Zealand.

"The combination with ABB has enhanced our position as a leading global food ingredients supplier and it is important that we leverage the strength of our brand and operate under one banner.

"Employees recognise the importance of this step and are keen to play their part in the further growth of a truly international, diversified agribusiness."

Signage at ABB's silos and facilities across Australia and New Zealand will be changed in a coordinated manner in coming months.

About Viterra

Viterra provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia and New Zealand, with Adelaide, Australia as the base for Viterra's Southeast Asian operations. Its growing international presence also extends to operations in the United States, and offices in Japan, Singapore, China, India, and Switzerland. Driven by an entrepreneurial spirit the company operates in five interrelated business areas: grain handling and marketing, agri-products, food processing, feed products and financial services. Viterra's expertise, close relationships with producers, and superior logistical assets allow the company to consistently meet the needs of the most discerning end-use customers, helping to fulfill the nutritional needs of people around the world. The Company's common shares are listed on the TSX under the symbol VT. In Australia, Viterra's Chess Depositary Interests (CDIs) are traded on the Australian Securities Exchange (ASX) under the symbol VTA.

FOR FURTHER INFORMATION PLEASE CONTACT:

Australia
Kenn Pearce
Media Manager
ABB Grain Ltd.
(08) 8304 5105
0419 232 230
http://www.abb.com.au

North America
Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc.

(306) 569-4810
http://www.viterra.ca